January 28, 2019
Christian Sandoe
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
RE:    Diamond Hill Funds: File Nos. 333-22075 and 811-08061

Dear Mr. Sandoe:
On January 14, 2019, Diamond Hill Funds (the “Trust”) filed a Preliminary Proxy Statement (the “Proxy”) pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “1934 Act”). On January 23, 2019, you provided an oral comment. The following is a summary of our understanding of your comment and the response from the Trust.
1.    Comment: Proposal 3-B seeks shareholder approval of an amendment to the Trust’s Second Amended and Restated Agreement and Declaration of Trust (“Declaration of Trust”) that sets forth a detailed process for the bringing of derivative actions by shareholders of the Trust. Please explain whether Section 17(h) of the Investment Company Act of 1940 (the “1940 Act”) affects the ability of the Trustees to amend the Declaration of Trust in this manner.
Response: Under the proposed amendment to the Declaration of Trust, prior to bringing a derivative action, three unrelated shareholders representing at least 5% of the voting power of a Fund or class of a Fund must make a demand on the Trustees. The amendment details various information, certifications, undertakings and acknowledgements that must be included in the demand. Following receipt of the demand, the Board has 90 days, which may be extended by an additional 60 days, to consider the demand. If a majority of the independent Trustees determine that maintaining the suit would not be in the best interests of the Trust or any Fund, the Board is required to reject the demand and the complaining shareholders may not proceed with the derivative action unless the shareholders are first able to sustain the burden of proof to a court that the decision of the Board not to pursue the requested action was not a good faith exercise of their business judgment on behalf of the Trust and the Funds. If a demand is rejected, the complaining shareholders will be responsible for the costs and expenses (including attorneys’ fees) incurred by the Trust or a fund in connection with the Trust’s consideration of the demand only if a court determines the demand was made without reasonable cause or for an improper purpose. If a derivative action is brought in violation of these procedures, the shareholders bringing the action may be responsible for the Trust’s costs, including attorneys’ fees.
Section 17(h) provides:
After one year from the effective date of this title, neither the charter, certificate of incorporation, articles of association, indenture of trust, nor the by-laws of any registered investment company, nor any other instrument pursuant to which such a company is organized or administered, shall contain any provision which protects or purports to protect any director or officer of such company against any liability to the company or to its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
The Securities and Exchange Commission has stated that it believes Section 17(h) is intended to ensure that directors can be held personally accountable for any costs that may result from their willful misfeasance, bad faith, gross negligence or reckless disregard of the duties (“disabling conduct”), including those costs, such as legal fees, that are indirect results of litigation or the threat thereof. 1 As a result, the staff has found that Section 17(h) prohibits a fund from agreeing to indemnify directors for financial liabilities arising from actions taken in their capacities as directors, the advancement of legal fees, well as the payment of settlements and judgements, to the extent those expenses arise from disabling conduct.2 Importantly, the Commission has found indemnification and the advancement of legal fees to be permissible when a court finds a director not guilty of disabling conduct.3
The Trust does not believe the proposed amendment is prohibited by Section 17(h) of the 1940 Act for the following reasons. First, the requirement that three unrelated shareholders representing at least 5% of the voting power of a fund or class of a fund must make a demand on the Trustees is not too a high bar as to unreasonably limit shareholders demands. The Trust’s Declaration of Trust provides that the records of the Trust shall be open to inspection by shareholders to the same extent as is permitted stockholders of an Ohio corporation under Ohio General Corporation Law. Section 1701.37 of the Ohio Revised Code provides as follows:
Any shareholder of the corporation, upon written demand stating the specific purpose thereof, shall have the right to examine in person or by agent or attorney at any reasonable time and for any reasonable and proper purpose, the articles of the corporation, its regulations, its books and records of account, minutes, and records of shareholders aforesaid, and voting trust agreements, if any, on file with the corporation, and to make copies or extracts thereof. Any written demand by an acquiring person to examine the records of shareholders for the purpose of communicating with shareholders of the issuing public corporation in connection with a meeting of shareholders called pursuant to section 1701.831 of the Revised Code shall be deemed to have been made by a shareholder of the issuing public corporation for a reasonable and proper purpose.
Consequently, shareholders have ready access to information on other shareholders and can communicate with each other to assemble the requisite number to make a demand on the trustees.
1 Inv. Co. Act Rel. No. 24083 (Oct. 14, 1999).
2 Id.
3 Inv. Co. Act Rel. no. 11330 (Sept. 2, 1980).

Second, shareholders are prohibited from filing a derivative action only if a court finds that the decision by the board not to pursue the requested action was made in a good faith exercise of the board’s business judgment on behalf of the Trust and the funds. If the court does not reach such conclusion, i.e., it finds that the trustees may have engaged in disabling conduct, the shareholder is permitted to file the derivative action and is not responsible for the Trust’s costs and expenses.
Third, the proposed amendment does not indemnify the trustees or advance legal expenses to them. Rather, the procedure simply requires the complaining shareholder to reimburse the Trust for the costs and expenses it incurs in connection with its consideration of the shareholder demand.
Finally, reimbursement of costs and expenses by the complaining shareholder is conditioned on the finding by a court that the shareholder demand was made without reasonable cause or for an improper purpose. These requirements do not raise a high bar to meritorious shareholder demands. As a result, the proposed amendment appropriately balances the desire to protect the Trust from the expense of spurious actions with the need to permit legitimate shareholder claims that hold trustees accountable.
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If you have any questions concerning this request please contact Michael V. Wible at (614) 469-3297.
Best regards,
/s/ Michael V. Wible
Michael V. Wible
cc:    Gary Young
Karen Colvin